FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - December 2024 Earnings presentation

Earnings Presentation FY’24 5 February 2025

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2024 Financial Report, published on 5 February 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly- results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

3 Important information While these forward-looking statements represent our judgement and future expectations concerning our business developments, results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Index 1 FY'24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

Record results for the third consecutive year, creating value for shareholders

Record profit on the back of 8mn new customers YoY and strong revenue growth

A groundbreaking year in our transformation driving strong **operating performance and profitable growth**

Solid balance sheet with sound credit quality and capital ratio reflecting **all-time high organic generation**

Delivering double-digit **value creation and higher shareholder remuneration**

Q4'24 attributable profit	FY'24 attributable profit
€3.3bn +11%	€12.6bn +14%
Efficiency 41.8% -226bps	**RoTE** 16.3% +121bps
FL CET1 12.8% +51bps	**CoR** 1.15% -3bps
TNAVps + DPS +14% YoY	**Cash DPS** +39% YoY

Note: YoY changes. In constant euros: FY'24 attributable profit +15% vs. FY'23 and Q4'24 attributable profit +16% vs. Q4'23. P&L accounts are all presented on an underlying basis. TNAVps + Cash DPS includes the €9.50 cent cash dividend per share paid in May 2024 and the €10.00 cent interim cash dividend per share paid in November 2024.

Santander 5

6 All-time high profit boosted by customer revenue and efficiency improvements from our transformation Note: underlying P&L. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, please see the ‘Alternative Performance Measures’ section of the Quarterly Financial Report. Exceeding our upgraded 2024 Group targets • Double-digit revenue growth • Best efficiency in 15 years • Record net operating income • CoR: 1.15% • FL CET1:12.8% and RoTE: 16.3% P&L Current Constant € million 2024 2023% % NII 46,668 43,261 8 10 Net fee income 13,010 12,057 8 11 Other income 2,533 2,329 9 12 Total revenue 62,211 57,647 8 10 Operating expenses -26,034 -25,425 2 4 Net operating income 36,177 32,222 12 15 LLPs -12,333 -12,458 -1 2 Other results -4,817 -3,066 57 59 Attributable profit 12,574 11,076 14 15

7 We are a global Retail and Consumer powerhouse with 173mn customers Revenue (€bn) Contribution to Group revenue Efficiency RoTE FY'24 2025 RoTE ID target c.17% >14% >20% c.60% >30% 15-17% Note: YoY changes in constant euros. Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital. (1) Payments profit and YoY profit growth exclude the write-downs of our investments related to our merchant platform in Germany and Superdigital in Latin America. Retail Consumer CIB Wealth Payments Group PagoNxt EBITDA margin 32.5 +11% 12.9 +6% 8.3 +14% 3.7 +15% 5.5 +9% 62.2 +10% 52% 20% 13% 6% 9% Profit (€bn) 1 Strong results underpinned by growth across our 5 global businesses excl. CHF and Motor Finance 12.0% 39.7% -3.4pp 40.1% -2.7pp 45.6% +0.6pp 35.9% -2.0pp 45.0% +0.7pp 41.8% -2.3pp 7.3 +29% 1.7 -12% 2.7 +16% 1.6 +14% 0.7 +18% 12.6 +15% 18.9% +3.7pp 9.8% -1.8pp 18.1% +0.5pp 78.7% +6.5pp 27.5% +2.7pp 16.3% +1.2pp

8 Customer experience Operational leverage Global platform Success from our transformation Products & services digitally available 62% Retail delivering operational leverage with a groundbreaking year in our transformation Note: data and YoY changes in constant euros. (1) Metrics cover all products and employees in the branch network in our 10 main countries. Global platform roll-out 30% Gravity # of products1 (k) # of non-commercial FTEs1 per mn total customers Active customers (mn) +5% -39% -13% 75.1 79.1 Dec-23 Dec-24 8.4 5.2 Dec-23 Dec-24 647 562 Dec-23 Dec-24 2,918 2,999 3,077 3,035 3,015 2,996 3,034 3,180 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Q4 Revenue (€mn) Costs (€mn) 6,628 7,028 7,472 7,211 7,491 7,850 7,866 7,899 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Q4 Revenue and costs excluding Argentina. Operational leverage FY’24 vs. FY’23 +10% Key strategic drivers +2% Digital sales +16% YoY

9 5.2 5.2 2023 2024 12.2 12.9 2023 2024 Customer experience Operational leverage Global platform Success from our transformation Key strategic drivers 1.10 0.95 2023 2024 Retail deposits cost-to-serve (%) Operating expenses / ANEAs (%) Total customers (mn) -1% -0.15pp -0.21pp Note: data and YoY changes in constant euros. ANEAs: average net earning assets, including renting. Costs (€bn) Consumer: Openbank roll out demonstrates the benefits of our strategy to deliver the best solutions to customers and transform our operating model launched in the USAmazon and Apple Loan-to-deposit ratio (%) Optimized funding structure +6% -1% 173 161 Dec-23 Dec-24 -12pp $2bn deposits gathered Operational leverage Moving all units to Group best practices with c.60k customers in the US since launch in Q4 25.4 25.0 Dec-23 Dec-24 Revenue (€bn) 2.60 2.39 2023 2024

CIB, Wealth and Payments: driving fee growth and scale through global platforms


Key strategic drivers
Success from our transformation
CIB
Leveraging our strengths to better serve our corporate customers and institutions
% customer related revenue
84
84
80%
2023
2024
Fee growth (€bn)
+21%
2.1
2.5
2023
2024
% Total revenue / RWAs
+0.2pp
6.7
6.9
2023
2024
Recurrency ratio (% fees / costs)
+4.0pp
62.9
67.0
2023
2024
Wealth
Accelerating our customers' connectivity with our global product platforms
Assets under management (€bn)
+13%
442
498
Dec-23
Dec-24
Collaboration fees (€bn)
+12%
3.5
4.0
2023
2024
Revenue growth including ceded fees (€bn)
+13%
5.5
6.2
2023
2024
Recurrency ratio (% fees / costs)
+9.6pp
103.8
113.4
2023
2024
Payments
Seizing a growing opportunity by capturing scale through global platforms transactions (bn per month)
+12%
3.0
3.4
2023
2024
Cost per transaction (€cents, Payments)
-1%
2.9
2.8
2023
2024
Payments volume (€bn)
+11%
499
552
2023
2024
Total revenue (€bn, PagoNxt)
+14%
+20%
1.1
1.2
Like for like
2023
2024
EBITDA margin (%, PagoNxt)
+2.7pp
+5.1pp
24.8
27.5
Like for like
2023
2024

Santander

Note: data and YoY changes in constant euros.
Assets under management includes deposits and off-balance sheet assets. Revenue including ceded fees includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are reflected in Retail's P&L.
Transactions include merchant payments, cards and electronic A2A payments. Payments volume include PagoNxt Total Payments Volume (TPV) in Getnet and Cards turnover.
Like-for-like excludes perimeter effects such as the decision of discontinuing the merchant platform in Germany and Superdigital in June 2024, among others.

10

Strong performance drove higher organic capital generation and shareholder returns

FL CET1


%
+51bps
12.3
+2.09
-1.00
-0.59
12.8
Dec-23
Net organic generation[1]
Shareholder remuneration[2]
Regulatory & models
Dec-24

Zero day-one impact from Basel III

TNAVps + Cash DPS


€ per share
Cash DPS: €19.5 cents
+14%
4.76
5.44
5.24
Dec-23
Dec-24[3]

EPS **+18% YoY**

Shareholder remuneration in 2024

Cash dividend per share paid in 2024

+39% YoY

Total shareholder remuneration paid in 2024

+34% YoY

Since 2021, including the second buyback against 2024 results announced today, Santander will have returned €9.5bn to shareholders via share buybacks and repurchased c.15% of its outstanding shares

Note: zero day-one impact from Basel III under the final texts published in June 2024 of Regulation 2024/1623 (CRR3) and Directive 2024/1619 (CRD6). However, during 2025 the publication of ECB guides on options and discretions and EBA mandates could result in additional impacts on CET1 ratios across the industry.

(1) Gross organic generation net of markets and other charges.

(2) Deduction for expected shareholder remuneration. Our target payout is approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

(3) TNAVps + Cash DPS includes the €9.50 cent cash dividend per share paid in May 2024 and the €10.00 cent interim cash dividend per share paid in November 2024.

Santander
11

12 We are building the Santander of tomorrow Scale Customer Diversification Our Aim To be the best open financial services platform

13 Cards Our global approach to technology drives innovation in a dynamic and fast-changing environment Santander’s open financial services platforms Channel Financing Insurance Payments Risk & Control Back-end Gravity

14 2x Profit (€bn) Customers (mn) +56 Our business model and transformation over the last 10 years have provided sustained earnings, a stronger balance sheet and enabled us to accelerate profitable growth Growth FL CET1 1.5x (1) Total shareholder remuneration charged against the results corresponding to the calendar year: cash dividend + share buybacks, excluding scrip dividends. 2024 remuneration estimated using 50% payout ratio, in line with shareholder remuneration policy. Implementation of said 2024 shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. 47.0% 41.8% 2014 2024 11.0% 16.3% 2014 2024 8.3% 12.8% 2014 2024 <30% 87% 2014 2024 1.1 6.3 2014 2024 48 77 2014 2024 5.8 12.6 2014 2024 117 173 2014 2024 Profit (€bn) Customers (mn) RWA with RoRWA > CoE 3x Capital discipline Profitability Shareholder remuneration Efficiency ratio RoTE Cash dividends & Buybacks1 (€bn) EPS (€ cents) -5pp +5pp 6x 2x

15Note: target payout defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. We enter the last year of our third strategic cycle well ahead in all our key Investor Day targets for 2025 RoTE Profitability FL CET1 Strength RWAs with RoRWA > CoE Disciplined capital allocation Payout 50% Shareholder remuneration >12% c.85% 15-17% 2024 vs. ID targets for 2025 Cash dividend + SBB 50% annually 87%TNAVps + DPS Double-digit growth average through-the-cycle 12.8% 16.3% +14%

16 Index 1 FY'24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

17 Revenue up 10% YoY, above our target, underpinned by customer activity across businesses Note: data and YoY % changes in constant euros. Total revenue 62,211 -237 56,614 +3,217 +697 +997 +489 +434 2023 Retail Consumer CIB Wealth Payments CC 2024 13,854 14,039 14,516 14,205 15,036 15,432 15,405 16,338 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Q4 +10%+15% Constant €mn YoY growth +11% +6% +14% +15% +9%

18 10,157 10,580 10,992 10,878 11,727 11,301 11,425 12,215 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Q4 NIM Quarterly 2.89% -0.12 -0.062.74% +0.22 +0.11 2023 Asset yields Asset volumes Liability costs Liability volumes 2024 YoY performance More than 80% of the Group’s NII comes from our Retail and Consumer businesses Note: NIM = NII / Average earning assets. Data and YoY % changes in constant euros. Constant €mn 46,668 -268 42,607 +2,768 +624 +517 +123 +297 2023 Retail Consumer CIB Wealth Payments CC 2024 YoY growth Net interest income 2.63% 2.73% 2.82% 2.76% 2.97% 2.89% 2.79% 2.92% Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Q4 +10% +12% +11% +6% +15% +8% +13%

19 13,010 -42 11,749 +320 +290 +449 +240 +3 2023 Retail Consumer CIB Wealth Payments CC 2024 Excellent fee performance as we execute our strategy to capture network effects across the Group Note: data and YoY % changes in constant euros. Net fee income Constant €mn 3,008 2,978 3,018 2,745 3,156 3,177 3,252 3,425 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Q4 +11%+25% YoY growth +7% +24% +21% +19% -1%

20 Group ONE Transformation is driving structural efficiency gains and positive jaws Efficiency 12M rolling Costs Net operating income 6,112 6,238 6,346 6,340 6,429 6,281 6,450 6,874 Revenue 7,743 7,801 8,171 7,866 8,607 9,151 8,955 9,464 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Q4 13,854 14,039 14,516 14,205 15,036 15,432 15,405 16,338 45.6% 45.1% 44.6% 44.1% 43.7% 42.8% 42.4% 41.8% Constant €mn Constant €mn Constant €mn +20% Retail Consumer Retail and Consumer represent 70% of the Group’s total costs CIB Wealth CIB and Wealth represent 20% of the Group’s total costs 41,464 45,377 2023 2024 17,804 18,061 2023 2024 Retail and Consumer businesses CIB and Wealth businesses Constant €mn Costs Efficiency Constant €mn Total revenue Constant €mn Costs Constant €mn Net fee income +1% +9% 3,348 4,037 2023 2024 4,548 5,120 2023 2024 +21% +13% Payments operating performance reflects our strategic investments Recurrency (% fees / costs) 73.7% 78.9% 43.0% 39.8% Note: data and YoY % changes in constant euros. Contribution to Group costs as a percentage of total operating areas, excluding the Corporate Centre.

Consistent execution of ONE Transformation, leveraging Santander's network and scale, is improving both revenue and costs ahead of our plan

Efficiency execution
2022-2024

FY'22	ONE Transformation	Global & Network businesses[1]	Global Tech capabilities & others	FY'24
45.8%	**-260bps**	**-66bps**	**-73bps**	41.8%

ONE Transformation
- **Product simplification:** 39% fewer products in FY'24 (-48% vs. Dec-22)
- **62%** products / services **digitally available** (60% Sep-24; 56% Dec-23)
- **US:** $250mn efficiencies captured in Consumer and Commercial since 2022

Global & Network businesses
- **Wealth**: collaboration fees with CIB and Corporates reached **€4.0bn (+12% vs. FY'23)**
- **Consumer**: expansion of OEM agreements
- **Multi-Nationals**: +5% YoY revenue growth

Global Tech capabilities & others
- **Global approach** to technology: €265mn efficiencies in FY'24 (€452mn since Dec-22)
  - **Gravity** (back-end) efficiencies
  - **Process optimization**
  - **Global vendor** agreements
  - **IT&Ops shared-services**

Reminder from Investor Day
Efficiency 2022-2025



45.8%
200-250bps
100-150bps
50-75bps
c. 42%
FY'22
2025 ID target

Santander

Note: FY'24 or latest available data.
(1) As defined at the 2023 Investor Day.

21

22 Cost of risk improvement and sound credit quality Note: data and YoY % changes in constant euros. Credit quality metrics and LLPs CoR 12 month LLPs Constant €mn 1.05% 1.08% 1.13% 1.18% 1.20% 1.21% 1.18% 1.15% 2,829 2,818 3,154 3,293 3,016 3,051 3,057 3,209 Q1'23 Q2 Q3 Q4 Q1'24 Q2 Q3 Q4 Dec-23 Sep-24 Dec-24 NPL ratio 3.14% 3.06% 3.05% Coverage ratio 66% 64% 65% Stage 1 €1,000bn €1,008bn €1,002bn Stage 2 €80bn €87bn €88bn Stage 3 €36bn €36bn €35bn Other credit quality metrics

Strong organic capital generation, with profitable front-book growth of 23% RoTE and significant RWA mobilization

CET1 performance and capital productivity

FL CET1
%


12.5
+0.82
-0.26
-0.17
-0.09
12.8
Sep-24
Organic generation
Shareholder remuneration[1]
Regulatory & Models
Markets & others
Dec-24

Zero day-one impact from Basel III

Maximize capital productivity

Dec-24 or estimates

Front book pricing RoRWA of new book	**2.9%**
Asset rotation and risk transfer activities RWAs mobilized vs. credit RWAs	**19%**
% RWAs with RoRWA > CoE	**87%**

Santander

Note: zero day-one impact from Basel III under the final texts published in June 2024 of Regulation 2024/1623 (CRR3) and Directive 2024/1619 (CRD6). However, during 2025 the publication of ECB guides on options and discretions and EBA mandates could result in additional impacts on CET1 ratios across the industry.
(1) Deduction for expected shareholder remuneration against profit earned in Q4 2024. Our target payout is approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

23

24 A new phase of value creation driven by strong profitability 2023-2024 New phase of value creation 2016-2022 Value creation USD as a natural hedge for LatAm currencies 2016-2022 average 2023-2024 average Foreign currency sensitivity2 EUR million Currency 1% appreciation 1% depreciation US dollar -168.4 171.8 Brazilian real -144.1 147.0 Mexican peso -33.9 34.6 Effect on 2024 consolidated equity Note: high level analysis of TNAVps main components’ evolution using a simple average calculation. Average profit 2016-2022 adjusted by 2019-2020 exceptional items that do not affect TNAV (goodwill…). (1) Others include hyperinflation accounting adjustments, interest rates, intangibles and other minor items. (2) Sensitivity of consolidated equity to ± 1% (appreciation/depreciation) of the euro against the foreign exchange rate. More information about FX sensitivity in the appendix. 3.00 3.50 4.00 4.50 5.00 5.50 TNAVps (BoP) RoTE post-AT1s FX and others Avg. TNAVps +DPS 3.00 3.20 3.40 3.60 3.80 4.00 4.20 4.40 TNAVps (BoP) RoTE post-AT1s FX and others Avg. TNAVps +DPS 11 Value creation 2016-2022 +5% Value creation 2023-2024 +15% +15% -1% -5% +9%

25 Index 1 FY'24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

26 We are only scratching the surface of our potential as a group with our strong performance in 2024 (1) YoY change in constant euros, except Argentina in current euros. (2) Fully-loaded definition as of 1 January 2025. Revenue1 Efficiency CoR FL CET1 RoTE 2024 initial targets 2024 achievements Record profit supported by an outstanding P&L from top to bottom ONE Transformation and global scale keep accelerating operational leverage and profitable growth Sound credit quality performance Robust balance sheet with strong capital levels Capital productivity and disciplined capital allocation driving profitability and shareholder value creation 2024 targets upgraded in H1 Mid-single digit growth <43% 16% c.1.2% >12.0% after FL2 Basel III implementation +10% 41.8% 1.15% 12.8% 16.3% High-single digit growth c.42% >16% ✓ ✓ ✓ ✓ ✓

27 Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. CET1 ratio phased-in CRR3. (1) Share buyback target against 2025-26 results including: i) the buybacks resulting from application of our existing shareholder remuneration policy plus ii) additional buybacks to distribute excesses of our CET1. Existing shareholder remuneration policy defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. The implementation of the shareholder remuneration policy and any share buybacks to distribute CET1 surpluses are subject to future corporate and regulatory decisions and approvals. Our consistent track record and the implementation of One Santander gives us the confidence to aim higher for 2025 and beyond Double-digit growth of TNAVps+DPS through-the-cycle Fees Mid-high single digit growth Cost base Down vs. 2024 in euros CoR c.1.15% CET1 13% operating range: 12-13% RoTE c.16.5% post-AT1 >17% pre-AT1 Return €10bn to our shareholders through share buybacks cumulative for 2025-26 Our existing 50% payout ratio (half cash dividend) will be supplemented with exceptional SBBs using excess capital1 Revenue c.€62bn

28 Index 1 FY'24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

29 Appendix Investor Day Targets summary Group P&L and excluding Argentina Foreign currency risk Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary For more details, refer to the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

30 2019 – 2022 plan We have consistently overdelivered on all our strategic plans throughout the economic cycle 2023 – 2025 plan 2015 – 2018 plan On track to exceed our targets Laying the foundations Building global platforms and preparing the path towards ONE Santander A new phase of value creation ONE Santander ✓ ✓ Excellent profitable growth and value creation

ONE Transformation driving double-digit growth in value creation

		2022	2023	2024	2025 ID targets	New 2025 guidance
Profitability	RoTE (%)	13.4	15.1	16.3	15-17	c.16.5% post-AT1 >17% pre-AT1
	Payout (Cash + SBB)[1] (%)	40	50	50	50	
	EPS Growth (%)	23	21.5	17.9	Double-digit	
Customer centric	Total customers (mn)	160	165	173	c.200	
	Active customers (mn)[2]	99	100	103	c.125	
Simplification & automation	Efficiency ratio (%)	45.8	44.1	41.8	c.42	
Customer activity	Transactions volume per active customer (# per month, % growth)[3]	-	10	9	c.+8	
Capital	FL CET1 (%)	12.0	12.3	12.8	>12	CET1: 13% Operating range: 12-13%
	RWA with RoRWA > CoE (%)	80	84	87	c.85	
ESG[4]	Green financed raised & facilitated (€bn)	94.5	114.6	139.4	120	
	Socially responsible investments (AuM) (€bn)	53	67.7	88.8	100	
	Financial inclusion (# People, mn)	-	1.8	4.3	5	
	Women in leadership positions (%)	c.29	31.4	31.3	35	
	Equal pay gap (%)	c.1	c.0	c.0	c.0	
TNAVps+DPS (Growth YoY)		+6%	+15%	+14%	Double-digit growth average through-the-cycle	

(1) Target payout defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactionality threshold in the past 90 days.
(3) Total transactions annual growth includes merchant payments, cards and electronic A2A payments. Target c.+8% CAGR 2022-25.
(4) Information is audited on a limited assurance basis. Green finance raised & facilitated (€bn): since 2019 (not EU taxonomy aligned). Financial inclusion (# people, mn): since 2023.
Definitions in the Glossary section in this document. Equal pay gap is calculated annually.

Santander
31

32 Appendix Investor Day Targets summary Group P&L and excluding Argentina Foreign currency risk Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

33 Group P&L and excluding Argentina ex. Argentina Note: underlying P&L. P&L Current Constant Current Constant € million 2024 2023% % % % NII 46,668 43,261 8 10 6 7 Net fee income 13,010 12,057 8 11 6 9 Other income 2,533 2,329 9 12 17 19 Total revenue 62,211 57,647 8 10 6 8 Operating expenses -26,034 -25,425 2 4 1 3 Net operating income 36,177 32,222 12 15 10 13 LLPs -12,333 -12,458 -1 2 -2 1 Other results -4,817 -3,066 57 59 51 53 Attributable profit 12,574 11,076 14 15 11 13

34 Appendix Investor Day Targets summary Group P&L and excluding Argentina Foreign currency risk Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

35 Foreign currency risk EUR million Currency 1% appreciation 1% depreciation 1% appreciation 1% depreciation US dollar -3.9 4.0 -168.4 171.8 Pound sterling -4.4 4.5 -96.5 98.4 Brazilian real -4.3 4.3 -144.1 147.0 Mexican peso -0.5 0.5 -33.9 34.6 Chilean peso -2.1 2.2 -15.3 15.6 Polish zloty -0.4 0.4 -25.1 25.6 Argentine peso -6.6 6.7 -18.3 18.7 Effect on 2024 consolidated profit Effect on 2024 consolidated equity • The following table shows the sensitivity of the consolidated income statement profit and consolidated equity to percentage changes of ± 1% (appreciation/depreciation) of the euro against the foreign exchange rate positions arising from investments in Grupo Santander companies with currencies other than the euro (with their hedges) and from their results (with their hedges), in which the Group maintains significant balances. • In 2024, TNAVps grew by 10%, despite a negative c.€1.6bn impact from FX. The overall impact was lower than implied by soft currencies as BRL and MXN depreciation (-€3.3bn) was partly offset by our exposure to the stronger USD and GBP (+€1.5bn) in the year. • In Q4, TNAV improved by €1.8bn, including +€0.9bn from FX, partly due to the impact of FX on our USD exposure (+€1.2bn QoQ).

36 Appendix Investor Day Targets summary Group P&L and excluding Argentina Foreign currency risk Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

37 Detail by global business

Retail & Commercial Banking

Highlights

- **Transformation** efforts are reflected in the growth of our **total customers** (+8mn YoY), **efficiency** improvement (-3pp to 39.7%) and higher **profitability** (RoTE +4pp to 18.9%)
- **Loans** down YoY, affected by mortgage and SME prepayments in Europe, partially offset by growth in South America and Mexico. Generalized increases in **deposits** and **mutual funds**
- **Strong profit increase YoY (+29%),** with a solid revenue performance across regions, growing well above costs, and lower LLPs:
  - **NII** rose across regions, but especially in South America (volumes and lower cost of deposits), Spain and Poland (margin management)
  - **Fees** increased, driven by enhanced commercial activity and a larger customer base. Notably, Brazil, the US, Mexico and Poland
  - **LLPs** and CoR improved driven by Europe, which more than offset the impact from higher volumes in South America and normalization in Mexico and Chile
- **Profit down QoQ,** with resilient NII and fees, due to impacts from floods in Spain and cost seasonality

Key data

Loans	Deposits	Mutual Funds
€609bn -1%	€650bn +3%	€98bn +19%

Efficiency	CoR	RoTE
39.7% -3.4pp	0.92% -10bps	18.9% +3.7pp

P&L

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	7,125	5.3	27,942	11.0	9.4
Net fee income	1,166	2.6	4,681	7.3	4.1
Total revenue	**8,242**	**4.3**	**32,461**	**11.0**	**9.1**
Operating expenses	-3,352	8.5	-12,877	2.5	0.4
Net operating income	**4,890**	**1.6**	**19,584**	**17.4**	**15.7**
LLPs	-1,388	2.8	-5,845	-7.3	-10.6
Attributable profit	**1,932**	**-3.2**	**7,263**	**28.8**	**28.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

38

Retail Spain

- **Sustained customer** growth YoY. **Loans** impacted by prepayments. **Deposits** up 4% YoY, both demand and time, mainly from commercial. **Mutual funds** rose double-digits
- **Strong PBT growth YoY,** driven by NII (spread management despite lower volumes), good cost management and lower LLPs
- **PBT QoQ** affected by volumes and pressure on margins, the impact of risk transfer initiatives on fees, seasonality in costs and non-recurring LLPs (floods)

Loans	Deposits	Mutual Funds
€155bn -3%	€222bn +4%	€44bn +15%

Yield on loans	Cost of deposits	Efficiency
4.03% +65bps	0.71% +27bps	32.8% -6.3pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023
NII	1,435	-4.5	5,916	14.0
Net fee income	244	-9.3	1,071	-2.3
Total revenue	**1,739**	**-4.7**	**7,190**	**17.0**
Operating expenses	-617	6.4	-2,356	-1.9
Net operating income	**1,123**	**-9.8**	**4,834**	**29.3**
LLPs	-292	27.1	-1,092	-24.0
Profit before tax	**652**	**-28.1**	**2,858**	**107.1**

(*) € mn and % change.

Retail UK

- **Loans** down YoY as a result of our focus on profitability. **Deposits and mutual funds** impacted by a competitive environment
- **PBT** affected YoY by higher cost of deposits and lower volumes, as well as higher costs (competitive labour market), partially offset by excellent LLP performance (macro outlook)
- **PBT** affected QoQ by the bank levy and higher costs (seasonality), partially offset by NII growth (lower cost of deposits) and LLP releases

Loans	Deposits	Mutual Funds
€230bn -4%	€212bn -5%	€6bn -1%

Yield on loans	Cost of deposits	Efficiency
3.99% +70bps	2.11% +56bps	56.4% +6.8pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	1,236	2.5	4,672	-7.0	-4.4
Net fee income	-12	—	-21	—	—
Total revenue	**1,204**	**-0.9**	**4,630**	**-8.8**	**-6.3**
Operating expenses	-678	5.1	-2,612	3.8	6.6
Net operating income	**526**	**-7.8**	**2,017**	**-21.2**	**-19.0**
LLPs	23	—	-14	-92.8	-92.6
Profit before tax	**382**	**-16.6**	**1,601**	**-18.5**	**-16.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

39

Retail Mexico

- **Loans** increased YoY across business lines. **Deposits** also increased, especially demand deposits. **Mutual funds** rose double-digits
- **PBT up 11% YoY** supported by higher revenue, both NII (volumes) and fees, and cost control
- **PBT up 10% QoQ** on the back of higher NII (volumes and lower cost of deposits) and improved LLPs (model update), which more than offset a rise in costs

Loans	Deposits	Mutual Funds
€32bn +6%	**€35bn** +2%	**€13bn** +42%
Yield on loans	**Cost of deposits**	**Efficiency**
13.70% -13bps	**4.92%** -5bps	**47.2%** -1.9pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	763	5.6	3,116	3.4	0.4
Net fee income	147	-4.1	643	8.9	5.8
Total revenue	**910**	**6.1**	**3,728**	**7.3**	**4.2**
Operating expenses	-468	14.3	-1,758	3.1	0.1
Net operating income	**442**	**-1.3**	**1,970**	**11.3**	**8.1**
LLPs	-97	-26.9	-653	12.6	9.4
Profit before tax	**335**	**10.0**	**1,277**	**10.9**	**7.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Retail Brazil

- **Loans and deposits** increased YoY across segments and **mutual funds** rose, on the back of customer growth
- **Strong PBT performance YoY,** driven by solid revenue, both NII (volumes and cost of deposits) and fees, with costs growing below inflation and LLPs increasing less than loans
- **PBT QoQ** mainly affected by lower NII, fees and seasonality in costs

Loans	Deposits	Mutual Funds
€57bn +5%	**€54bn** +10%	**€19bn** +2%
Yield on loans	**Cost of deposits**	**Efficiency**
16.31% +28bps	**7.23%** -96bps	**38.4%** -4.9pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	1,590	-3.4	6,762	16.4	8.2
Net fee income	357	-4.0	1,553	10.4	2.6
Total revenue	**1,946**	**0.8**	**8,205**	**15.7**	**7.5**
Operating expenses	-763	4.0	-3,152	2.5	-4.7
Net operating income	**1,183**	**-1.2**	**5,053**	**25.8**	**16.9**
LLPs	-730	0.8	-2,973	3.7	-3.7
Profit before tax	**287**	**-6.4**	**1,337**	**194.8**	**173.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

40

Digital Consumer Bank

Highlights

- We continue expanding our **leadership in consumer finance** across our footprint, converging towards a **more digital and global operating model** to become **the most cost competitive player**
- **Loans** up 4%, driven by new business volumes (+4%), mainly Brazil, and growth across our footprint in auto lending
- **Deposits** rose 10%, mainly in Europe, in line with our deposit gathering strategy to lower funding costs and reduce NII volatility across the cycle. Openbank launched in the US, enabling us to capture deposits nationwide
- **Double-digit net operating income growth YoY,** supported by a solid revenue performance, both NII (+6%) and fees (+24%), and good cost control (-4% in real terms), resulting in a 2.7pp efficiency improvement to 40.1%
- Nevertheless, **profit and RoTE decreased YoY** mainly due to CHF provisions in Poland and the provision for potential complaints related to motor finance dealer commissions in the UK. CoR normalizing as expected
- **In the quarter, excellent net operating income,** driven by growth in both NII and fees, and lower costs. Profit also impacted by the aforementioned provisions in Poland and in the UK

Key data

New lending	Loans	Deposits
€91.1bn +4%	**€215bn** +4%	**€129bn** +10%

Efficiency	CoR	RoTE
40.1% -2.7pp	**2.16%** +13bps	**9.8%** -1.8pp

P&L

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	2,798	5.9	10,777	6.1	5.4
Net fee income	394	5.3	1,508	23.8	22.7
Total revenue	**3,332**	**5.2**	**12,916**	**5.7**	**5.0**
Operating expenses	-1,287	-0.5	-5,183	-1.2	-1.5
Net operating income	**2,045**	**9.1**	**7,733**	**10.9**	**10.0**
LLPs	-1,248	9.8	-4,562	12.4	11.1
Attributable profit	**155**	**-64.7**	**1,663**	**-12.3**	**-12.5**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Dec-24 data and YoY changes (new lending, loans and deposits in constant euros).

41

DCB Europe

- **Loans** up 4% YoY, supported by new business growth, mainly new auto. **Deposits** up 18%, in line with our deposit gathering strategy
- **Net operating income grew 6% YoY,** supported by NII and double-digit fee growth, with lower costs. PBT impacted by CHF provisions in Poland and the motor finance provision in the UK
- **QoQ,** revenue growth and cost savings (NOI +8%) not reflected in PBT due to the aforementioned provisions in Poland and the UK

Loans	Deposits	Mutual Funds
€140bn +4%	€81bn +18%	€5bn +24%

Yield on loans	Cost of deposits	Efficiency
5.74% +63bps	2.30% +74bps	45.9% -1.7pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	1,105	3.4	4,361	3.8	4.0
Net fee income	222	-3.1	902	13.1	13.4
Total revenue	**1,427**	**2.0**	**5,679**	**2.9**	**3.2**
Operating expenses	-629	-4.3	-2,604	-0.7	-0.5
Net operating income	**799**	**7.6**	**3,075**	**6.2**	**6.6**
LLPs	-345	23.6	-1,209	51.9	52.6
Profit before tax	**-28**	**—**	**1,131**	**-44.1**	**-44.0**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Consumer US

- **Loans** down 4% YoY as we continue to run-off our non-core portfolio. **Deposits** up 2%, supported by Openbank launch in Q4
- **PBT +5% YoY,** supported by outstanding fee growth, cost improvements from our transformation and lower provisions, which more than offset lower leasing income
- **PBT up QoQ,** driven by NII performance, strong fees and a pickup in leasing income, with costs under control and contained credit quality

Loans	Deposits	Mutual Funds
€56bn -4%	€48bn +2%	€4bn +14%

Yield on loans	Cost of deposits	Efficiency
11.49% +82bps	2.10% +89bps	40.8% -1.9pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	1,191	1.6	4,651	1.2	1.1
Net fee income	97	25.7	303	28.1	28.1
Total revenue	**1,361**	**3.3**	**5,297**	**-1.2**	**-1.3**
Operating expenses	-542	0.1	-2,159	-5.6	-5.7
Net operating income	**820**	**5.5**	**3,138**	**2.0**	**2.0**
LLPs	-677	2.7	-2,466	-0.9	-1.0
Profit before tax	**111**	**24.6**	**551**	**5.0**	**4.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

42

Corporate & Investment Banking

Highlights

- We continue to make our **centres of expertise more sophisticated**, **deepening client relationships,** on the back of our Global Markets and US BBO initiatives, and **actively managing capital**
- **Strong activity YoY**, especially in Global Banking and Global Markets:
  - **Global Transaction Banking (GTB):** strong activity in Export Finance and, to a lesser extent, in Trade & Working Capital Solutions. Cash Management impacted by lower interest rates
  - **Global Banking (GB):** significant growth in Corporate Finance and DCM, with market share gains across regions
  - **Global Markets (GM):** strong activity levels in Europe and the US, while LatAm markets were more challenging, though improved in H2
- **Deposit** performance in line with our strategy to reduce excess corporate deposits
- **Record revenue and profit, growing double-digits YoY,** backed by all business lines. We maintained a **leading position in efficiency and profitability** even after our investments for growth
- **Profit up QoQ** supported by strong GB activity in NII and fees as well as lower tax burden, which more than offset seasonality in costs and in revenue in Markets. Results affected by updated Argentina FX rate

Key data

Loans	Deposits
€137bn 0%	€137bn -10%

Efficiency	CoR	RoTE
45.6% +0.6pp	0.10% -0bps	18.1% +0.5pp

P&L

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	1,088	20.5	4,020	14.8	11.9
Net fee income	657	6.8	2,548	21.4	19.6
Total revenue	**2,083**	**0.6**	**8,343**	**13.6**	**10.8**
Operating expenses	-1,024	5.5	-3,807	13.8	12.4
Net operating income	**1,059**	**-3.6**	**4,537**	**13.4**	**9.6**
LLPs	-17	-72.7	-174	7.3	5.7
Attributable profit	**701**	**11.5**	**2,740**	**15.8**	**12.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: Dec-24 data and YoY changes (loans and deposits in constant euros).

43

Wealth Management & Insurance

Highlights

- We continue to build the **best Wealth and Insurance manager** in Europe and the Americas, leveraging our leading global private banking platform and our best-in-class funds and insurance product factories
- **AuMs** reached **new record levels** of c.**€500bn** (+13% YoY), backed by excellent commercial dynamics, both in Private Banking and SAM
- **Profit increased double-digits YoY,** supported by strong **revenue growth**, with positive interest margin management in PB and double-digit fee growth across business lines. Total contribution to Group profit[3] increased 12% YoY
- As a result, **efficiency improved** 2pp to 35.9% and **RoTE rose** 7pp to 79%
- **QoQ profit** impacted by lower interest rates and higher costs, due to investments in growth initiatives and seasonality, partially offset by good fee performance

Key data

AuMs	Net new money (PB)	Net sales (SAM)
€498bn +13%	€18.6bn 6% of volumes[2]	€15.8bn 7% of volumes[2]

Gross written premiums	Efficiency	RoTE
€11.5bn -9%	35.9% -2.0pp	78.7% +6.5pp

P&L

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	394	-3.4	1,627	8.2	7.6
Net fee income	405	10.5	1,489	19.2	18.0
Total revenue	**944**	**1.5**	**3,661**	**15.4**	**14.0**
Operating expenses	-383	20.7	-1,313	9.2	8.0
Net operating income	**561**	**-8.3**	**2,348**	**19.3**	**17.7**
LLPs	-17	57.4	-41	—	—
Attributable profit	**384**	**-13.8**	**1,650**	**13.9**	**12.5**
Contribution to profit[3]	**821**	**-9.1**	**3,399**	**11.9**	**9.1**

(*) € mn and% change in constant euros

(1) % change in current euros.

Santander

Note: Dec-24 data (AuMs); FY'24 data (net new money, net sales and GWPs). YoY changes in constant euros.
(2) Considering annualized net new money as a % of total CAL and net sales as a % of SAM's AuMs.
(3) Including fees generated by asset management and insurance ceded to the commercial network.

44

Payments

PagoNxt

- **TPV up 13% and number of transactions +5% YoY** in Getnet, driven by Europe, Mexico and Chile
- **Revenue rose 14%** with a widespread increase in business activity across countries, supporting **EBITDA margin improvement to 27.5%**
- **Profit improved YoY** excluding write-downs of our investments in Q2'24

Getnet

Total Payments Volume (TPV)	Number of transactions
€222bn +13%	+5%

P&L and EBITDA margin

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	35	2.0	132	48.3	41.0
Net fee income	261	9.4	958	5.2	0.5
Total revenue	346	12.1	1,240	13.6	8.7
Operating expenses	-271	-5.2	-1,160	8.8	6.3
Net operating income	**75**	**207.6**	**80**	**210.4**	**62.7**
LLPs	-4	9.4	-16	-30.9	-32.5
Attributable profit	**26**	**—**	**-299**	**228.8**	**287.1**
Att. profit excl. write-downs	**26**	**—**	**-56**	**-38.3**	**-27.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

EBITDA margin

+2.7pp


24.8%
27.5%
2023
2024

Cards

- **105 million cards** managed across the Group
- **Solid growth YoY in customer activity**, driving an 11% increase in the average balance with turnover up 9%, boosted by a larger card pool and greater use of cards by our customers
- **Revenue +9% YoY,** excluding positive one-off[2] in Q1'23. **High profitability** with **RoTE at 32.6%**

Cards

Turnover	Average balance
€330bn +9%	€22bn +11%

P&L

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	659	18.6	2,478	11.4	6.3
Net fee income	464	2.6	1,835	-4.7	-8.2
Total revenue	1,152	16.7	4,265	7.2	2.6
Operating expenses	-350	17.2	-1,315	7.3	5.0
Net operating income	**802**	**16.5**	**2,950**	**7.1**	**1.5**
LLPs	-444	10.0	-1,698	8.8	3.4
Attributable profit	**209**	**39.3**	**712**	**10.1**	**4.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander

Note: Dec-24 data and YoY changes in constant euros. In PagoNxt, a negative growth rate in profit indicates a lower loss. Number of cards managed by Cards is 102 million, as it excludes those managed by Digital Consumer Bank including Openbank (3 million cards).
(2) Excluding a one-time positive fee recorded in Q1 2023 from commercial agreements in Brazil.

45

46 Corporate Centre Highlights P&L Underlying P&L* 2024 2023 NII -308 -41 Gains / losses on financial transactions -408 -302 Operating expenses -379 -391 LLPs and other provisions -262 -132 Tax and minority interests 163 -36 Attributable profit -1,154 -998 (*) € mn. • NII down as higher liquidity buffer remuneration was more than offset by higher interest expense related to TLAC/MREL issuances • Higher losses on financial transactions with impact from foreign currency hedges and risk transfer initiatives • Cost reduction driven by ongoing simplification measures • The sum of the rest of the lines improved year-on-year • As a result, higher attributable loss YoY

47 Detail by region and country Note: DCB Europe is officially reported as a secondary segment. Nevertheless, its detail is included in the ‘Detail by global business’ appendix within the Digital Consumer Bank explanation and in the Supplementary Information.

Europe

Highlights

- We continue to **accelerate our business transformation** to achieve **higher growth and a more efficient operating model**
- **Customers increased across the region** (+527k YoY), mainly driven by Spain
- **New business volumes continued to rise,** however **loans** declined YoY still affected by prepayments. **Customer funds** up on the back of a strong increase in mutual funds (+19%)
- **Strong profit growth YoY, supported by NII,** especially Retail across most countries on the back of good margin management, and **fee** growth (mainly mutual funds in Spain). **Efficiency gains and active risk management**
- **QoQ profit** affected by impacts on fees from CIB performance in Spain (Markets and Corporate Finance) and campaigns in the UK, seasonality in costs and CHF provisions in Poland

Key data and P&L

Loans	Deposits	Mutual Funds
€554bn -2%	€627bn -1%	€126bn +19%

Efficiency	CoR	RoTE
40.0% -2.1pp	0.32% -12bps	16.9% +2.4pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	4,227	0.2	16,720	3.3	5.1
Net fee income	1,123	-4.0	4,659	4.9	5.9
Total revenue	**5,846**	**-2.0**	**23,510**	**8.0**	**9.7**
Operating expenses	-2,450	3.5	-9,407	2.8	4.2
Net operating income	**3,397**	**-5.6**	**14,102**	**11.8**	**13.6**
LLPs	-418	-2.0	-1,862	-27.7	-26.5
Attributable profit	**1,615**	**-12.6**	**6,644**	**19.5**	**21.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

48

Spain

- **Sustained customer** growth YoY. **Loans** affected by SME amortizations. **Deposit** performance in line with our strategy to reduce excess corporate deposits. **Mutual funds** up double-digits
- **Profit +59% YoY,** due to strong growth in NII (good spread management in Retail and Wealth), higher fees (mutual funds and CIB) and lower LLPs
- **QoQ profit** affected by CIB fee performance (Markets and CF), impact of labour agreements and seasonality on costs and LLPs (floods)

Loans	Deposits	Mutual Funds
€226bn -2%	€306bn -1%	€94bn +20%

Efficiency	CoR	RoTE
35.7% -6.0pp	0.50% -11bps	21.7% +7.5pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023
NII	1,802	0.2	7,256	9.3
Net fee income	676	-4.4	2,867	6.2
Total revenue	**2,926**	**-1.9**	**11,974**	**18.2**
Operating expenses	-1,133	5.6	-4,271	1.0
Net operating income	**1,793**	**-6.2**	**7,703**	**30.4**
LLPs	-322	15.2	-1,259	-17.3
Attributable profit	**925**	**-14.4**	**3,762**	**58.7**

(*) € mn and % change.

UK

- **Loans** and **deposits** declined as a result of our focus on profitability. **Mutual funds** flat year-on-year
- **Profit down YoY,** mainly affected by lower volumes and higher cost of deposits. CoR improving from already very low levels
- **QoQ profit** affected by the impact of campaigns on fees, seasonality in costs and the bank levy, partially offset by higher NII (good margin management) and LLP releases

Loans	Deposits	Mutual Funds
€236bn -4%	€223bn -5%	€8bn 0%

Efficiency	CoR	RoTE
55.9% +6.2pp	0.03% -7bps	11.1% -1.9pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	1,313	3.0	4,950	-6.5	-3.9
Net fee income	61	-25.1	283	-18.4	-16.2
Total revenue	**1,356**	**-0.5**	**5,216**	**-8.1**	**-5.6**
Operating expenses	-756	5.0	-2,918	3.4	6.3
Net operating income	**600**	**-6.7**	**2,299**	**-19.5**	**-17.3**
LLPs	34	—	-64	-74.9	-74.2
Attributable profit	**331**	**-5.8**	**1,306**	**-17.7**	**-15.4**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

49

Portugal

- **Loans up** supported by sound new business levels. Solid increases in **deposits** and **mutual funds**, in line with sustained customer growth in high value-added segments
- **Profit +12% YoY,** boosted by NII (better loan yields and higher volumes), cost control, LLP decrease and solid asset quality
- **QoQ profit** impacted mainly by new interest rate environment and cost seasonality

Loans	Deposits	Mutual Funds
€39bn +4%	€38bn +5%	€5bn +15%

Efficiency	CoR	RoTE
26.1% -1.3pp	0.03% -17bps	25.4% -0.6pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023
NII	332	-10.8	1,548	5.7
Net fee income	110	-3.7	467	0.8
Total revenue	**458**	**-8.4**	**2,100**	**6.0**
Operating expenses	-143	4.5	-548	1.0
Net operating income	**315**	**-13.3**	**1,553**	**7.8**
LLPs	-1	-79.8	-11	-85.7
Attributable profit	**209**	**-8.7**	**1,001**	**11.7**

(*) € mn and % change.

Poland

- **Customer** growth driving a strong increase in **loans,** mainly in Retail and CIB. **Deposit** growth and outstanding rise in **mutual funds**
- **Profit up 13% YoY,** supported by NII and fees (FX and mutual funds) and improved LLPs, which more than offset higher costs (competitive labour market)
- **Net operating income rose 1% QoQ,** backed by NII (volumes) and cost improvements. Profit impacted by CHF provisions

Loans	Deposits	Mutual Funds
€39bn +10%	€50bn +11%	€6bn +30%

Efficiency	CoR	RoTE
27.1% +0.0pp	1.38% -70bps	20.2% +2.5pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	733	1.4	2,844	6.1	11.8
Net fee income	166	-1.8	674	8.5	14.4
Total revenue	**921**	**0.4**	**3,555**	**6.0**	**11.7**
Operating expenses	-246	-1.9	-965	6.1	11.9
Net operating income	**675**	**1.3**	**2,591**	**5.9**	**11.7**
LLPs	-112	9.9	-511	-28.0	-24.2
Attributable profit	**158**	**-38.2**	**800**	**12.7**	**18.8**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

50

North America

Highlights

- **Focus on transformation across the region,** leveraging the strengths of our global businesses in the US and Mexico
- **Loans** were flat YoY, as growth in Mexico was offset by decrease in the US, in line with our strategy focused on capital optimization and efficient allocation and value creation
- **Deposits** down YoY in line with our strategy to reduce excess corporate deposits in the US, partially offset by growth in Retail and Consumer (supported by Openbank launch). Strong growth in **mutual funds**
- **Revenue up 7%,** driven by positive performances across most global businesses in the region, but especially CIB in the US and Retail in Mexico
- **Costs** up 1% in real terms, even with investments in CIB in the US and digitalization across the region. Continued efficiency gains
- **Profit +12% YoY** as top line performance more than offset slightly higher LLPs driven by volumes growth and expected CoR normalization in Mexico
- **Quarterly revenue growth** supported by strong net fee income in the US and gains on financial transactions in Mexico, together with falling LLPs and lower effective tax rate drove **11% profit growth QoQ**

Key data and P&L

Loans	Deposits	Mutual Funds
€162bn 0%	€135bn -5%	€34bn +23%

Efficiency	CoR	RoTE
48.2% -0.9pp	2.04% -1bps	11.2% +1.4pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	2,556	0.8	10,330	3.0	1.7
Net fee income	654	2.1	2,594	20.5	18.3
Total revenue	**3,509**	**3.7**	**13,915**	**7.0**	**5.6**
Operating expenses	-1,724	5.5	-6,701	4.9	3.6
Net operating income	**1,785**	**2.1**	**7,214**	**9.1**	**7.5**
LLPs	-950	-0.4	-3,786	2.4	1.4
Attributable profit	**648**	**10.9**	**2,579**	**11.7**	**9.6**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander
Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).

51

US

- **Loans down 2%,** as higher CIB activity and auto originations were offset by capital-accretive transactions. **Deposits** fell in line with our CIB funding optimization strategy
- **Profit up c.20% YoY,** as 5% revenue growth combined with lower LLPs amply offset higher costs relating to investments in CIB
- **In the quarter,** profit up supported by fees and lower tax burden, while impacted by seasonality in auto provisions

Loans	Deposits	Mutual Funds
€118bn -2%	€94bn -8%	€15bn +12%

Efficiency	CoR	RoTE[2]
50.5% -0.5pp	1.82% -10bps	10.7% +1.6pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	1,458	0.3	5,693	-0.8	-0.9
Net fee income	317	4.2	1,152	50.4	50.3
Total revenue	**1,941**	**0.8**	**7,580**	**5.2**	**5.1**
Operating expenses	-987	1.9	-3,830	4.2	4.1
Net operating income	**954**	**-0.3**	**3,750**	**6.3**	**6.2**
LLPs	-686	2.7	-2,507	-3.3	-3.3
Attributable profit	**229**	**2.0**	**1,109**	**19.0**	**19.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Mexico

- Successful customer acquisition campaigns and new commercial agreements are boosting **loans** and **deposits** in most of our businesses
- **Profit rose YoY,** with positive jaws as strong revenue (fees and lower funding costs) outpaced cost growth. LLPs normalizing as expected
- **Profit grew double-digits QoQ,** backed by good top line performance (volumes) and lower LLPs, more than offsetting cost growth

Loans	Deposits	Mutual Funds
€45bn +6%	€42bn +5%	€20bn +33%

Efficiency	CoR	RoTE
42.5% -1.4pp	2.64% +21bps	20.0% +2.3pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	1,097	1.5	4,631	8.1	5.0
Net fee income	322	0.8	1,385	3.8	0.8
Total revenue	**1,558**	**8.0**	**6,278**	**9.6**	**6.4**
Operating expenses	-689	11.2	-2,665	6.0	3.0
Net operating income	**869**	**5.7**	**3,613**	**12.3**	**9.1**
LLPs	-263	-7.2	-1,277	15.8	12.5
Attributable profit	**438**	**13.4**	**1,671**	**10.3**	**7.2**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander

Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 7.5%.

52

South America

Highlights

- We are focused on becoming **the primary bank for our 80 million customers (+7mn YoY)** and **the most profitable** in each of our countries, supported by our focus on service quality
- **Loans grew 9% YoY, with growth across all global businesses,** especially in Retail and Consumer. **Deposits and mutual funds grew double-digits,** with overall increases across global businesses and countries
- **Profit rose double-digits YoY,** backed by strong NII (higher activity and lower cost of deposits in general), along with solid fee growth across the board
- **Significant efficiency gains YoY** (-3pp) driving up **profitability** (RoTE +4pp)
- **Profit up QoQ, with growth across businesses and countries,** supported by all revenue lines and lower tax burden. Results affected by updated Argentina FX rate

Key data and P&L

Loans	Deposits	Mutual Funds
€154bn +9%	€132bn +12%	€69bn +14%

Efficiency	CoR	RoTE
35.1% -3.4pp	3.50% +14bps	18.7% +4.3pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	4,210	20.5	15,566	27.3	19.4
Net fee income	1,348	17.3	4,864	11.2	3.9
Total revenue	**5,316**	**14.7**	**19,783**	**17.9**	**10.1**
Operating expenses	-1,865	16.5	-6,943	7.1	0.3
Net operating income	**3,450**	**13.7**	**12,841**	**24.8**	**16.2**
LLPs	-1,404	7.3	-5,478	9.0	1.4
Attributable profit	**1,198**	**22.9**	**3,863**	**36.4**	**27.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander
Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).
53

Brazil

- **Strong YoY growth in loans, time deposits and mutual funds,** with increases across all businesses, mainly Retail and Consumer
- **Greater profit and profitability YoY**, driven by NII (volumes and cost of deposits), fees and efficiency gains, which more than offset lower gains on financial transactions and higher LLPs (below volume growth)
- **Profit up 6% QoQ** as revenue growth (fees and gains on financial transactions) and lower tax burden more than offset cost seasonality

Loans	Deposits	Mutual Funds
€94bn +10%	€81bn +8%	€49bn +6%

Efficiency	CoR	RoTE
32.1% -2.4pp	4.51% -26bps	17.5% +3.8pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	2,413	-0.4	10,121	19.5	11.0
Net fee income	846	3.5	3,414	6.1	-1.4
Total revenue	**3,270**	**1.6**	**13,536**	**11.2**	**3.3**
Operating expenses	-1,063	5.4	-4,352	3.4	-3.9
Net operating income	**2,207**	**-0.2**	**9,184**	**15.3**	**7.1**
LLPs	-1,077	1.0	-4,487	2.7	-4.5
Attributable profit	**652**	**5.6**	**2,422**	**35.8**	**26.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Chile

- **Customer growth** (+6% YoY). **Loans** rose across most global businesses. Double-digit growth in **deposits** and **mutual funds**
- **Profit rose YoY,** boosted by strong NII and fees, with cost control and higher LLPs, up from very low levels in previous years
- **Solid profit growth QoQ** on the back of favourable NII performance, lower costs and better LLPs, which more than offset a drop in fees (transactional and advisory)

Loans	Deposits	Mutual Funds
€41bn +1%	€30bn +10%	€13bn +32%

Efficiency	CoR	RoTE
36.0% -8.6pp	1.19% +39bps	17.0% +2.2pp

Underlying P&L*	Q4'24	% Q3'24	2024	% 2023	% 2023[1]
NII	516	7.7	1,822	48.3	31.8
Net fee income	140	-3.5	551	8.4	-3.7
Total revenue	**714**	**4.0**	**2,592**	**27.7**	**13.4**
Operating expenses	-232	-1.1	-933	3.0	-8.5
Net operating income	**482**	**6.6**	**1,659**	**47.6**	**31.1**
LLPs	-118	-6.7	-497	53.2	36.1
Attributable profit	**196**	**9.3**	**629**	**21.7**	**8.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander
Note: Dec-24 data and YoY changes (loans, deposits and mutual funds in constant euros).
54

Argentina

- We continue to focus on **enhancing customer service, cost to serve and our operating model**
- **Profit up YoY and QoQ,** backed by NII and fee growth in a context of increased activity
- Positive jaws drove a 9pp **efficiency improvement** YoY
- **Quarterly** results affected by updated FX rate

Loans	Deposits	Mutual Funds
€8bn +105%	€11bn +74%	€6bn +51%

Efficiency	CoR	RoTE
41.1% -9.1pp	4.59% -204bps	34.8% -20.8pp

Underlying P&L*	Q4'24	Q3'24	2024	% Q3'24	% 2023
NII	1,107	390	2,919	184.0	55.3
Net fee income	287	111	602	157.8	52.2
Total revenue	**1,047**	**421**	**2,487**	**149.0**	**61.1**
Operating expenses	-416	-192	-1,022	116.2	31.9
Net operating income	**631**	**228**	**1,465**	**176.6**	**90.4**
LLPs	-156	-63	-284	146.6	89.5
Attributable profit	**283**	**116**	**665**	**145.1**	**72.2**

(*) € mn and % change in current euros.

Argentina peso exchange rate considerations

- In Q2 2024, given a **significant divergence between the official exchange rate and inflation**, we decided to start using an alternative exchange rate
  - This exchange rate was modelled by our Economic Research Team primarily **taking into account the inflation differential of Argentina with respect to the US**
- Given the improved macroeconomic outlook in the country, from Q4 2024 we take the Dollar *Contado con Liquidación* (CCL)[1] rate as a reference for this alternative exchange rate:
  - At the end of the year, the value of this exchange rate **did not significantly differ from other market rates** or the official exchange rate
- As a result, in **Q3 2024 we used an FX rate of 1,618 ARS/EUR** and in **Q4 2024 we are using 1,232 ARS/EUR**
  - To give an idea of the sensitivity to the FX rate, **applying September 2024 rate of 1,618 ARS/EUR**, 2024 NII would be negatively impacted by c.€700mn, c.40% of which would be offset in other income, while costs would be c.€250mn lower

Santander

Note: Dec-24 data and YoY changes (profit, loans, deposits and mutual funds in current euros).
(1) The exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).

55

56 Appendix Investor Day Targets summary Group P&L and excluding Argentina Foreign currency risk Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

Reconciliation of underlying results to statutory results

EUR mn

	January-December 2024			January-December 2023		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	46,668	—	46,668	43,261	—	43,261
Net fee income	13,010	—	13,010	12,057	—	12,057
Gains (losses) on financial transactions [1]	2,273	—	2,273	2,633	—	2,633
Other operating income	(75)	335	260	(528)	224	(304)
Total income	**61,876**	**335**	**62,211**	**57,423**	**224**	**57,647**
Administrative expenses and amortizations	(26,034)	—	(26,034)	(25,425)	—	(25,425)
Net operating income	**35,842**	**335**	**36,177**	**31,998**	**224**	**32,222**
Net loan-loss provisions	(12,685)	352	(12,333)	(12,932)	474	(12,458)
Other gains (losses) and provisions	(4,130)	(687)	(4,817)	(2,607)	(459)	(3,066)
Profit before tax	**19,027**	**—**	**19,027**	**16,459**	**239**	**16,698**
Tax on profit	(5,283)	—	(5,283)	(4,276)	(213)	(4,489)
Profit from continuing operations	**13,744**	**—**	**13,744**	**12,183**	**26**	**12,209**
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	**13,744**	**—**	**13,744**	**12,183**	**26**	**12,209**
Non-controlling interests	(1,170)	—	(1,170)	(1,107)	(26)	(1,133)
Profit attributable to the parent	**12,574**	**—**	**12,574**	**11,076**	**—**	**11,076**

(1) Includes exchange differences.

Explanation of 2024 adjustments:

1. Temporary levy on revenue in Spain in Q1 2024, totalling EUR 335 million, which was reclassified from total income to other gains (losses) and provisions.
2. Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2 2024 (EUR 174 million net of tax and minority interests).

Explanation of 2023 adjustments:

1. Temporary levy on revenue in Spain in Q1 2023, totalling EUR 224 million, which was reclassified from total income to other gains (losses) and provisions.
2. Provisions to strengthen the balance sheet in Brazil in Q1 2023, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

Santander

57

58 Appendix Investor Day Targets summary Group P&L and excluding Argentina Foreign currency risk Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

59 Glossary - Acronyms • A2A: account to account • AM: Asset management • AuMs: Assets under Management • bn: Billion • bps: Basis points • c.: Circa • CET1: Common equity tier 1 • CHF: Swiss franc • CF: Corporate Finance • CIB: Corporate & Investment Banking • CoE: Cost of equity • Consumer: Digital Consumer Bank • CoR: Cost of risk • DCB Europe: Digital Consumer Bank Europe • DCM: Debt Capital Markets • DPS: Dividend per share • EPS: Earning per share • ESG: Environmental, social and governance • FL: Fully-loaded • FX: Foreign exchange • FY: Full year • ID: Investor day • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • k: thousands • LLPs: Loan-loss provisions • mn: million • NII: Net interest income • NIM: Net interest margin • NPL: Non-performing loans • OEM: Original equipment manufacturer • Payments: PagoNxt and Cards • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SBB: share buybacks • SME: Small and Medium Enterprises • US BBO: US Banking Building-Out • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance • #: number

60 Glossary - Definitions PROFITABILITY AND EFFICIENCY • RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) • RoTE post-AT1: Return on tangible capital: Group attributable profit – cost of AT1s / average of: net equity (excluding minority interests) – intangible assets (including goodwill) • RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets • Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortizations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances • Cost of risk: underlying allowances for loan-loss provisions / average loans and advances to customers over the last 12 months CAPITALIZATION • Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as stockholders' equity (excl. minority interests) - intangible assets ESG METRICS • Women in leadership positions = Percentage of women in senior executive positions over total headcount. This segment corresponds to less than 1% of the total workforce • Equal pay gap = The equal pay gap measures differences in remuneration between women and men in the same job at the same level • For financial ESG metrics, please see ‘Alternative Performance Measures’ section of the 9M’24 Quarterly Financial Report Note: the averages for the RoTE, RoTE post-AT1 and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    5 February 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer